FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Rahim Kanji, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the **Form**) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)______________________________
Name:
Title:

March 1, 2021
Date:

Reporting Issuer Name: High Tide Inc.

End date of previous financial year: October 31, 2020

Type of Reporting Issuer: ☑ **Class 1 reporting issuer** ☐ **Class 3B reporting issuer**

Highest Trading Marketplace: TSXV
(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 *Fees*)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 *Fees*)

Equity Symbol HITI

1st Specified Trading Period (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)
Nov. 1. 2019 to Jan. 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $0.20 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 223,929,507 (ii)

Market value of class or series (i) x (ii) $44,785,901.40 (A)

2nd Specified Trading Period (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)
Feb. 1, 2020 to Apr. 30, 2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.14	(iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		234,508,937	(iv)
Market value of class or series	(iii) x (iv)	$32,658,706.50	(B)
3rd Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)		May 1, 2020 to July 31, 2020	
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.15	(v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		236,280,280	(vi)
Market value of class or series	(v) x (vi)	$35,457,042.60	(C)
4th Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)		Aug. 1, 2020 to Oct. 31, 2020	
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		0.17	(vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		240,0901,96	(viii)
Market value of class or series	(vii) x (viii)	$40,815,333.32	(D)
5th Specified Trading Period (dd/mm/yy) (if applicable - refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)		________ to ________	
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$________	(ix)
Number of securities in the class or series of such		________	(x)

security outstanding at the end of the last trading day of the specified trading period

Market value of class or series (ix) x (x) $________________________ (E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))

$ 37,883,770 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*) $ 0.00 **(2)**

(Provide details of how value was determined)

Capitalization for the previous financial year (1) + (2) $ 68,736,929

Participation Fee $ 2,590
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 *Fees*, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 *Fees*, select the participation fee)

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13-502 *Fees*) $ N/A

Total Fee Payable
(Participation Fee plus Late Fee) $ 2,590